MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C. V6B 2X6

December 4, 2003	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Miranda Engages German Research Firms

Miranda Gold Corp. wishes to announce that it has engaged two research firms in Germany to act as its designated German research partners over the next year.

The research firms will issue a basic research report with an update and research flashes in the German language. The information will then be made available to institutions, private asset managers, and individual investors in Germany and Switzerland. Miranda Gold Corp. shares are quoted on both the Frankfurt Stock Exchange and the Berlin Stock Exchange in Germany under the symbol “MRG” and the German securities number (WKN) 900519. The research reports will facilitate the dissemination of information about the Company.

Miranda will pay a total of Euros 28,500 for these services over the next twelve months.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with numerous gold exploration projects in various stages of exploration and development. For more information, visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Dennis L. Higgs, B. Comm
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.